TEMPEST THERAPEUTICS, INC.

2000 Sierra Point Parkway, Suite 400

Brisbane, California, 94005

(415) 798-8589

January 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gary Guttenberg

RE:	Tempest Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-280918

Acceleration Request

Requested Date:    January 27, 2025

Requested Time:   4:00 p.m., Eastern time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-280918), as amended by the Pre-Effective Amendment No. 1 to Form S-3 (together, the “Registration Statement”) to become effective at 4:00 p.m. Eastern time on January 27, 2025, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Jaime Chase of Cooley LLP, counsel to the registrant, at (202) 728 7096.

[Signature page follows]

Sincerely,

TEMPEST THERAPEUTICS, INC.

By:	/s/ Stephen Brady
Stephen Brady
Chief Executive Officer

cc:	Laura Berezin, Cooley LLP

Jaime Chase, Cooley LLP